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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                February 5, 2007

                        BUENAVENTURA MINING COMPANY INC.
                 (Translation of Registrant's Name into English)

                               CARLOS VILLARAN 790
                          SANTA CATALINA, LIMA 13, PERU
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

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             Buenaventura Appoints New Vice President of Operations

    LIMA, Peru, Feb. 5 /PRNewswire-FirstCall/ -- Compania de Minas Buenaventura S.A.A. ("the Company" or "Buenaventura") (NYSE: BVN) (Lima Stock
Exchange: BUE.LM), Peru's largest publicly-traded precious metals mining company, today announced the appointment of Mr. Francois Muths as Vice President of Operations, effective February 2, 2007, following the retirement of Mr. Mario Santillan.

    Mr. Muths graduated from the National Engineering University of Peru (UNI) with a degree in engineering, and obtained a Masters degree in mining from the Colorado School of Mines. In 2005, Mr. Muths completed the Program for Management Development at Harvard Business School. He has worked at Buenaventura for 33 years in various capacities, the last of which was Director and General Manager at Inversiones Mineras del Sur S.A., a wholly owned subsidiary of Buenaventura.

    The Company would like to thank Mr. Santillan for his 36 outstanding years of service at Buenaventura. Buenaventura will continue to count on his valuable advice.

    Company Description

    Compania de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

    Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 18.50% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

    Cautionary Statement

    This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding future mining or permitting activities. Where Buenaventura expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include those concerning the Company's, Yanacocha's and Cerro Verde's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, legal and social developments. For a more detailed discussion of such risks and other factors, see the company's 2003 Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission, as well as the company's other SEC filings. Buenaventura does not undertake any obligation to release publicly revisions to any "forward-looking statement," to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

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    Contacts in Lima:
    Roque Benavides / Carlos Galvez
    Compania de Minas Buenaventura S.A.A.
    (511) 419-2538 / 419-2540,
    Investor Relations: Daniel Dominguez
    Tel: (511) 419-2536
    Email: ddominguez@buenaventura.com.pe

    Contacts in New York:
    Maria Barona / Peter Majeski
    i-advize Corporate Communications, Inc.
    Tel: (212) 406-3690
    Email: buenaventura@i-advize.com

SOURCE  Compania de Minas Buenaventura S.A.A.
    -0-                             02/05/2007
    /CONTACT: Contacts in Lima, Roque Benavides or Carlos Galvez, both of Compania de Minas Buenaventura S.A.A., +011-511-419-2538 or +011-511-419-2540,
or Investors, Daniel Dominguez, +011-511-419-2536, or ddominguez@buenaventura.com.pe ; or in New York, Maria Barona or Peter Majeski, both of i-advize Corporate Communications, Inc., +1-212-406-3690 or buenaventura@i-advize.com, for Compania de Minas Buenaventura /
    /Web site:  http://www.buenaventura.com /
    (BVN)

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                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Compania de Minas Buenaventura S.A.A.


                                           /s/ CARLOS E. GALVEZ PINILLOS
                                           -------------------------------------
                                           Carlos E. Galvez Pinillos
                                           Chief Financial Officer


Date:  February 5, 2007